Reply to the Attention of	Thomas J. Deutsch
Direct Line	604.691.7445
Direct Fax	604.893.2679
Email Address	thomas.deutsch@mcmillan.ca
Our File No.	57562V-297082-Transaction Documents
Date	April 25, 2023

Via EDGAR Correspondence

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention:	Jennifer O’Brien, Staff Accountant
and	John Coleman, Mining Engineer

Dear Sirs/Mesdames:

Re:

Uranium Energy Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022

File No. 001-33706

Response to the SEC Comment Letter

We are writing as counsel to and on behalf of Uranium Energy Corp. (the “Company” or “UEC”) and in response to the recent comment letter (the “Comment Letter”), dated April 17, 2023, from the United States Securities and Exchange Commission (the “SEC”).

We are pleased to hereby provide the SEC with the Company’s responses to the Comment Letter, and please note that we have repeated below each of the comments/requests contained in the Comment Letter and responded in each instance in bold and immediately thereafter for, we hope and trust, the SEC’s ease of reference in review.

In this respect we note that we refer below to the Company’s updated and amended and most recently filed Form 10-K/A (the “Form 10-K/A”), together with each of the noted and updated Technical Report Summaries (each, a described “TRS”), which have been filed on EDGAR and have already been reviewed by the SEC prior to the delivery of this recent Comment Letter.

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April 25, 2023

SEC Comment Letter:

“Amendment No. 1 to Form 10-K for Fiscal Year Ended July 31, 2022”

Item 2. Description of Properties, page 28

“1.

We note your response to comment 3. Please disclose the point of reference used with respect to the calculation of your mineral resources for the Yuty Project and the Anderson Project, as required by Item 1304 (d)(1) of Regulation S-K.”

Company Response:

In this respect the Company notes that the summary Table of Properties provided for on page 29 of the current Form 10-K/A indicates in footnote 5 therein that “The point of reference for Mineral Resources is in-situ for the projects”.

The Company also notes that this footnote is not currently included for each of the Yuty Project Area Resource Summary tables, located on page 194 of the Form 10-K/A, and for the Anderson Project Area Resource Summary table, located on page 205 of the Form 10-K/A.

With that said, the Company is of the view that, given footnote 5 already provided for in the summary Table of Properties, it need not further amend the Form 10-K/A to include the aforementioned footnote in the tables for the Yuty and Anderson Projects located on pages 194 and 205 of the current Form 10-K/A. In this respect the Company confirms that it will ensure that a similar point of reference for any of its mineral resource estimates is fully provided for in all future Form 10-K and related TRS filings for the Company when so required.

SEC Comment Letter:

“Item 15. Exhibits, Financial Statement Schedules”

96.6, page 276

“2.

We note your response to comment 9. Additionally we note that your amended Wyoming ISR Hub and Spoke technical report summary now includes a section titled Exploration Target. Pursuant to the definition of an exploration target, as found in Item 1300 of Regulation S-K, an exploration target is a statement or estimate, quoted as a range of tonnage and a range of grade. Therefore an exploration target should not include the contained metal quantity. Please revise your exploration target to remove the contained metal quantities.”

April 25, 2023

Company Response:

In this respect the Company notes that the previous Exploration Target estimates for the Company’s Jab and West Jab project, as located in Table 7-3 on page 7-12 of the updated Wyoming Hub & Spoke Project TRS, contains a singular approximated grade, tonnage and metal quantity estimate. The Company would ordinarily propose to revise this table to provide a better range of approximate quantities for the same as follows:

Table 7-3:         Project Exploration Target

Exploration Target	GT Cutoff	Approximate Average Grade % eU3O8	Approximate Ore Tons (000s)	Approximate eU3O8 (lbs)
Charlie
Exploration Target	N/A	0.090 – 0.151	232 - 282	417,000 – 850,000
Charlie Project Area Exploration Target Total Estimate			232 - 282	417,000 – 850,000
Jab
Exploration Target	0.25	0.02-0.034	164-205	66,000-138,000
West Jab
Exploration Target	0.25	0.02-0.091	88-110	35,000-200,000
Jab/West Jab Project Area Exploration Target Total Estimate			252-315	101,000-338,000
Note: The Exploration Target included herein does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.
Exploration Target	GT Cutoff	Approximate Average Grade % eU3O8	Approximate Ore Tons (000s)	Approximate eU3O8 (lbs)
Charlie
Exploration Target	N/A	0.090 – 0.151	232 - 282	417,000 – 850,000
Charlie Project Area Exploration Target Total Estimate			232 - 282	417,000 – 850,000
Jab
Exploration Target	0.25	0.02-0.034	164-205	66,000-138,000
West Jab
Exploration Target	0.25	0.02-0.091	88-110	35,000-200,000
Jab/West Jab Project Area Exploration Target Total Estimate			252-315	101,000-338,000
Note: The Exploration Target included herein does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.

In this respect the Company’s QP for this TRS (WWC) notes that presenting an approximate range of metal quantities is important for understanding ISR projects as grade and tonnage are less important in ISR than in conventional mining and without the inclusion of metal quantity may not tell the full story. A GT cutoff was presented in Table 7-3 for the same reason, to ensure investors have the data to make informed decisions.

April 25, 2023

In this respect the Company and its QP for this TRS note that Item 1302(c) of Regulation S-K discusses expressing the exploration target grade and tonnage as a range but does not appear to preclude the inclusion of a metal quantity in addition to the grade and tonnage. It does state that an exploration target does not represent, and should not be construed to represent, an estimate of a mineral resource or mineral reserve. In this TRS the exploration target section is not in the Mineral Resource chapter, wherein it states that “the exploration target is conceptual in nature and does not meet the SEC standards identified in S-K 1300 to be considered mineral resources or mineral reserves”. Furthermore, it states that there is no certainty that it will be realized, and a footnote has been added to the proposed Table 7-3 above. If this does not make it clear that the exploration target does not represent an estimate of a mineral resource, the Company and this QP would seek to know if there are additional statements that the Company can include to clarify this intention going forward?

If the Staff do not concur with the Company’s justification for the inclusion of an approximated range of metal quantity in Table 7-3, a table without the range of metal quantity is provided below.

Table 7-3:         Project Exploration Target

Exploration Target	GT Cutoff	Approximate Average Grade % eU3O8	Approximate Ore Tons (000s)
Charlie
Exploration Target	N/A	0.090 – 0.151	232 - 282
Charlie Project Area Exploration Target Total Estimate			232 - 282
Jab
Exploration Target	0.25	0.02-0.034	164-205
West Jab
Exploration Target	0.25	0.02-0.091	88-110
Jab/West Jab Project Area Exploration Target Total Estimate			252-315
Note: The Exploration Target included herein does not represent, and should not be construed to be, an estimate of a mineral resource or mineral reserve.

In this respect the Company confirms that it proposes not to submit an updated TRS for the Wyoming Hub & Spoke Project in this instance, as the Company believes that this is a minor revision which does not materially affect the disclosure contained in the rest of the TRS or in the current Form 10-KA filing. With that said, the Company confirms that it will ensure future filings will be consistent with the exploration target format that is determined to be appropriate based on the final determination of this comment.

April 25, 2023

SEC Comment Letter:

“3.

We note your response to comment 11 and we reissue the comment. With the exception of the Yuty Uranium Project technical report summary, we are unable to calculate the cut-off grade for your projects based on the information that you have provided. Please disclose the price and unit costs associated with your cut-off grade. Additionally provide the equation for the cut-off grade calculation for each of your projects or demonstrate how the cut-off grade was calculated for each of your projects.”

Company Response:

In this respect the Company now provides for the following additional explanations in connection with the price and unit costs associated with each noted and remaining Project TRS cut-off grade for the SEC’s consideration:

●	Anderson Project TRS:

In this respect each of the Company and this TRS QP note and state both a grade and GT cutoff in the Anderson Project TRS on pages 11-48 and 11-49 of the same. The GT cutoff and the conceptual mine limits are the governing cutoff factors, not the minimum grade.

The minimum cutoff grade of 0.02% U3O8 is the minimum grade of material which can be processed at a breakeven cost. The mineral processing cost estimated for the Anderson Project in 2014 was $10.63 per ton which escalated in 2023 to approximately $14.00 per ton.

Material with a 0.02% U3O8 grade contains 0.4 pounds per ton. The gross value per ton of this material equals 0.44 times recovery (90%) times commodity price ($65) or $23.0 per ton which exceeds the mineral processing cost.

●	Texas Hub and Spoke Project TRS:

In this respect each of the Company and this TRS QP note and state that as there are no material handling costs associated with uranium ore at ISR projects, GT, rather than grade, is the most practical and useful term to depict mineral content and quality. Grade cut-offs in ISR are not based on an algorithm or formula, instead they are typically selected based on industry convention or the personal experience of the resource geologist (VanHolland & Beahm (2017) - Resource estimation for roll-front uranium deposits issues and challenges - presented at U2017 Global Uranium Conference, Casper, WY, August 25, 2017). Based on this TRS QP’s experience, typical ISR production costs for sandstone-hosted uranium deposits that use an industry standard cutoff grade of 0.02 %U3O8 range from approximately $20 to $35 per pound. At a commodity price of $40 per pound, production costs of $20 to $35 per pound will justify a cutoff grade of 0.02 %U3O8 for projected uranium market conditions.

April 25, 2023

●	Wyoming Hub and Spoke Project TRS:

In this respect each of the Company and this TRS QP again note and state that as there are no material handling costs associated with uranium ore at ISR projects, GT, rather than grade, is the most practical and useful term do depict mineral content and quality. Grade cut-offs in ISR are not based on an algorithm or formula, instead they are typically selected based on industry convention or the personal experience of the resource geologist (again VanHolland & Beahm (2017)). Based on this TRS QP’s experience, typical ISR production costs for sandstone-hosted uranium deposits that use an industry standard cutoff grade of 0.01% U3O8 to 0.2% U3O8 range from approximately $20 to $35 per pound. At a commodity price of $40 per pound production costs of $20 to $35 per pound justify the cut-off grades for projected uranium market conditions.

In this respect the Company again proposes not to submit updated TRSs for each of these Projects, nor amendments to the current Form 10-K/A to specifically disclose the same in this instance, as the Company believes that the addition of this information will not assist the reader in better understanding the particular Resource Estimates nor materially affect the disclosure contained in the current Form 10-K/A filing. With that said, the Company will include these explanations in future filings under each such Project disclosure.

We hope and trust that each of the foregoing responses are clear, satisfactory and fully responsive to the Comment Letter; however, should the SEC have any further questions or concerns respecting any of the same please do not hesitate to contact the undersigned, at 604.691.7445, at the SEC’s convenience at any time.

We thank the SEC in advance for its prompt attention to and its continued cooperation in this matter and, in the interim, we remain,

Yours very truly, /s/ Thomas J. Deutsch Thomas Deutsch* for McMillan LLP

* Law Corporation

ec.	The Company and PwC